Lillian Brown

+1 202 663 6743 (t)

+1 202 663 6363 (f)

lillian.brown@wilmerhale.com

September 1, 2020

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App LLC

Draft Offering Statement on Form 1-A

Submitted July 20, 2020

CIK 0001815103

Dear Division of Corporate Finance, Office of Real Estate & Construction:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 14, 2020 (the “Comment Letter”), relating to the Company’s offering of membership interests by certain series registered under the Company (the “Offering Statement”). The responses provided are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is concurrently confidentially submitting an amendment to the Offering Statement (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Form 1-A

General

1. We note your disclosure that investors will be able to access additional information about each series on the Landa App, specifically on the "applicable Property Page," that may include projected rental income, neighborhood statistics and comparable properties in the relevant market, rental history, general updates about the condition of the property and estimated monthly distributions. Please clarify if you also intend to include such information in the offering circular. In this respect, please note that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification.

Response to Comment No. 1

In response to the Staff’s comment, the Company confirms its understanding that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification. The Company has added a new section of the Amended Offering Statement entitled “Description of Properties” beginning on page 43, and has added to the sections entitled “Offering Summary” on page 9 and “Use of Proceeds” on page 28 to include the material additional information about each registered series of the Company (each, a “Series,” and collectively, the “Series”) and the eight (8) properties underlying each Series (each, a “Property,” and collectively, the “Properties”) that will be accessible to investors on the Landa App.

September 1, 2020 Page 2

Offering Summary, page 9

2. We note that each of your leases is for a 12 month period. Please also disclose the lease termination date for each lease.

Response to Comment No. 2

In response to the Staff’s comment, the Company has added disclosure in the “Offering Summary” section on pages 9-11 of the Amended Offering Statement with regard to the lease termination date for each lease.

Risk Factors

The COVID-19 pandemic may adversely affect our business, page 16

3. Please expand your disclosure to address the specific impacts of COVID-19 on your properties. For example, please advise if your leases have been fully paid, or whether your tenants have made any rent relief requests.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the risk factors entitled “The COVID-19 pandemic has adversely affected and may further adversely affect our business,” “Properties that have significant vacancies could be difficult to sell, which could diminish the return on these Properties” and “Each Series will depend on tenants for its revenue, and lease defaults or terminations could reduce its net income and limit its ability to make distributions to investors” on pages 16 and 18 of the Amended Offering Statement, to address the specific impacts of COVID-19 on the Properties and tenants.

Advertising, Sales and other Promotional Materials, page 52

4. We note that you intend to use additional advertising, sales and other promotional materials in connection with your offering and that such materials "are not to be considered part of this Offering Circular." Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Advertising, Sales and other Promotional Materials” on page 61 of the Amended Offering Statement to clarify that all material information with respect to the Series’ offerings will be set forth in the offering circular. In addition, the Company advises the Staff that all advertising, sales and other promotional materials used in connection with the offering will comply with Rule 255 and will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A. The Company has revised the disclosure on page 61 of the Amended Offering Statement to make reference to such exhibits.

September 1, 2020 Page 3

Financial Statements, page 70

5. We note that you have provided audited financial statements of Landa App LLC at December 31, 2019. We further note your statement on page F-15 that the Company and each Series had no activity as of December 31, 2019, and therefore has not presented its historical balance sheet or historical operations separately. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response to Comment No. 5

The Company is a limited liability company with Series organized pursuant to Section 18-218 of the Delaware Limited Liability Company Act (the “LLC Act”).  Section 18-218(c) of the LLC Act provides that, if certain conditions are met, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to such series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series. Further, Section 18-218(c) of the LLC Act provides that records maintained for a series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof. Since the Company desires to keep the debts, liabilities, obligations and expenses separate between its Series, and desires the assets to similarly be treated separately held by each Series, the Company plans to maintain separate books and records with respect to assets, liabilities, and other financial matters and the Company will provide Company-level and Series-level disclosure in its financial statements as described below.

The Company has reviewed Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections (“Question 104.01”), and consistent with Question 104.01, the Company intends to provide applicable disclosures in its reports on Forms 1-K, 1-SA, and 1-U, and in any subsequent reports under the Securities Exchange Act of 1934, as amended, on a Company basis, as well as on a Series basis for each Series of the Company whose securities have been qualified under Regulation A. Such reports will include (1) Company-level and Series-level balance sheets, Company-level and Series-level statements of operations, Company-level and Series-level statements of changes in members’ equity, Company-level and Series-level statements of cash flows and Company-level audit opinions, (2) business and Property descriptions, (3) risk factor disclosures, if applicable and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures, to the extent required for the Company on the applicable form.

September 1, 2020 Page 4

The Company intends to present future financial statements for each series on a combined basis in accordance with ASC 810, as each series is under common control and management of the Manager, Landa Holdings, LLC. The Company will obtain one audit opinion covering the combined financial statements in total and for each series listed in the financial statements.

We believe this approach is consistent with other similar series limited liability companies, including RSE Collection, LLC and Otis Gallery, LLC.

6. We note your disclosure that Landa Properties LLC acquired the properties in November 2019. We further note that you have presented a Pro Forma Statement of Operations for the period from November 25, 2019 through December 31, 2019 and Statements of Revenues and Certain Operating Expenses for the period from November 25, 2019 through December 31, 2019. Please address the following:

●	Please tell us if all the properties were purchased by Landa Properties LLC from the same seller or from multiple sellers. To the extent the properties were purchased from multiple sellers, tell us how many sellers and if any of these sellers were related parties to any other sellers.

●	Please tell us how these properties were managed prior to purchase by Landa Properties LLC.

●	Please tell us if there is any relationship between the prior manager(s) and Landa Properties LLC.

●	Please tell us if the properties had a rental history prior to November 25, 2019.

●	Please tell us if there have been significant renovations to the properties in the last two years.

●	Please tell us if you expect any significant renovations to the properties in the near future.

Response to Comment No. 6

In response to the Staff’s comment, the Company advises the Staff that in July 2020, the Company acquired each of the eight (8) Properties underlying the Series from Landa Properties, LLC, an affiliate of Landa App LLC. Landa Properties, LLC had previously acquired six (6) of the Properties from Yovel Properties A, LLC and the remaining two (2) Properties from 2172 Stockbridge, LLC. Neither Yovel Properties A, LLC nor 2172 Stockbridge, LLC owns or controls, is owned or controlled by, or is under common ownership or control with, Landa Properties, LLC or Landa App LLC. Prior to the acquisition of the Properties by Landa Properties LLC, the Properties were managed by Metes & Bounds Realty, LLC. Metes & Bounds Realty, LLC does not own or control, is not owned or controlled by, or is under common ownership or control with, Landa Properties, LLC or Landa App LLC.

September 1, 2020 Page 5

Each of the Properties were previously occupied prior to their acquisition by Landa Properties, LLC and had rental history prior to November 25, 2019. To the Company’s knowledge, none of the Properties underwent a significant renovation in the last two years. The Company will provide disclosure in the offering circular of any expected significant renovations to any Property, if it becomes aware of such expected renovations.

Part III – Exhibits, page 72

7. Please file the leases associated with each property in accordance with Item 17(6)(b) of Part III of Form 1-A or advise.

Response to Comment No. 7

The Company has filed the leases associated with each Property as an exhibit to the Amended Offering Statement, in accordance with Item 17(6)(b) of Part III of Form 1-A.

Exhibit 11.1, page 72

8. Please confirm that you will include a consent from Marcum LLP in a future amendment that references all audit reports provided within the filing.

Response to Comment No. 8

The Company confirms that will include a consent from Marcum LLP in a future amendment that references all audit reports provided within the filing of the Amended Offering Statement.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (202) 633-6743 or Neeraj Kumar at (732) 236-0910.

Sincerely,

/s/ Lillian Brown

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Neeraj Kumar, Senior Corporate Counsel
Landa Holdings, Inc.

Bruce Roff, Partner
Daniel Laidlaw, Senior Manager
Marcum LLP